Amira Nature Foods Ltd

August 24, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Amira Nature Foods Ltd (the “Company”) Registration Statement on Form F-3 File No. 333-219645

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 pm (Eastern time) on August 28, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby withdraws its request dated August 21, 2017 to accelerate the effective date and time of the Registration Statement.

Please contact Tim Cruickshank of Kirkland & Ellis LLP at (212) 446-4794, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Karan A. Chanana

Karan A. Chanana
Chairman

cc: Tim Cruickshank, Kirkland & Ellis LLP

Principal Executive Office: 29E, AU Tower, Jumeriah Lake Towers, Dubai, UAE, P.O. Box 127197